United States securities and exchange commission logo





                               January 19, 2023

       Robert Potashnick
       Chief Financial Officer
       FOXO Technologies Inc.
       729 N. Washington Ave., Suite 600
       Minneapolis, MN 55401

                                                        Re: FOXO Technologies
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2022
                                                            File No. 333-268980

       Dear Robert Potashnick:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being
registered for resale. Highlight any differences in the current trading price, the prices that
the Sponsor, private placement investors and other selling
                                                        securityholders
acquired their shares and warrants, and the price that the public securityholders
acquired their shares and warrants. Disclose that while the Sponsor, private placement
investors and other selling securityholders may experience a positive rate of return based on
the current trading price, the public securityholders may not experience a similar
rate of return on the securities they purchased due to differences in the purchase prices and
the current trading price. Please also disclose the potential profit the selling
securityholders will earn based on the current trading price. Lastly, please
 Robert Potashnick
FirstName  LastNameRobert
FOXO Technologies  Inc. Potashnick
Comapany
January 19,NameFOXO
            2023       Technologies Inc.
January
Page 2 19, 2023 Page 2
FirstName LastName
         include appropriate risk factor disclosure.
2. Please revise to update your disclosures throughout the filing to address areas that appear to need updating in light of developments since the consummation of your Business
         Combination. Non-exclusive examples of areas where disclosure should be updated are as follows:
             Revise throughout to disclose your planned sale of FOXO Life to Security National
              Life Insurance Company, as disclosed in your Form 8-K filed January 12, 2023, and discuss its impact upon your planned business activities;
             Revise the Prospectus Summary to disclose the reasons the ELOC and Forward
              Purchase Agreements with the Cantor Investor and Meteora, respectively, were terminated; and
             Revise the Prospectus Summary to disclose the reasons why Jon Sabes and Steve
              Sabes were terminated as the company   s Chief Executive Officer
and Chairman and
              Chief Operating Officer, respectively. In this regard, we note that your registration statement filed in connection with your Business Combination included risk factor disclosure that your future success depends in large part on the continued
              participation in the business of Jon Sabes, FOXO   s founder and
Chief Executive
              Officer of the combined company. Please update your disclosure to address the risks related to Jon Sabes's departure.
Cover Page

3. For each of the Class A common shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants or the securities overlying such shares and warrants.
4. Disclose the exercise price(s) of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
5.       We note the significant number of redemptions of your Class A Common
Stock in
         connection with your Business Combination and that the shares being registered for resale will constitute a considerable percentage of your public float. To the extent that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your Class A
         Common Stock, please also highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your Class A Common
         Stock.
 Robert Potashnick
FirstName  LastNameRobert
FOXO Technologies  Inc. Potashnick
Comapany
January 19,NameFOXO
            2023       Technologies Inc.
January
Page 3 19, 2023 Page 3
FirstName LastName
Risk Factors, page 8

6. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your Class A Common Stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose, if true, that even though the current trading price is significantly below the SPAC IPO price, certain private investors may have an incentive to sell because they may still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
33

7. We note that the projected revenues for 2022 were $2 million, as set forth in the unaudited
         prospective financial information FOXO   s management provided to
Delwinds in
         connection with the evaluation of the Business Combination. We also note that your actual revenues for the Nine Months Ended September 30, 2022 were approximately $93 thousand. It appears that you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated
         information about the company   s financial position and further risks
to the business
         operations and liquidity in light of these circumstances.
Overview, page 33

8. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your Class A
         Common Stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the Business Combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
9. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your Class A Common Stock.
10. We note that in connection with the termination of your Forward Purchase Agreement with Meteora you repurchased the remaining shares subject to the agreement that Meteora had not already sold in the open market and were not part of the maturity consideration.
         Please revise to disclose the number of shares you repurchased and the per share and aggregate consideration you paid. Additionally, discuss the impact of the repurchases on the cash you have available for other purposes and to execute your business strategy.
         Provide cross references to this discussion elsewhere in the prospectus where this agreement is referenced.
 Robert Potashnick
FOXO Technologies Inc.
January 19, 2023
Page 4
Executive Compensation, page 79

11. We note that subsequent to the filing of Form S-1, the company's fiscal year ended. Accordingly, your next amendment should include updated executive compensation information for your most recently completed fiscal year pursuant to Item
         402 of Regulation S-K. For guidance, refer to Question 117.05 of the Compliance and
         Disclosure Interpretations for Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Gessert at (202) 551-2326 or David Lin at (202) 551-3552 with any questions.



FirstName LastNameRobert Potashnick                         Sincerely,
Comapany NameFOXO Technologies Inc.
                                                            Division of
Corporation Finance
January 19, 2023 Page 4                                     Office of Finance
FirstName LastName